As filed with the Securities and Exchange Commission on October 15, 2004

Registration No. 333-113560

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 3
to the

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AGCO Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	58-1960019 (I.R.S. Employer Identification No.)

4205 River Green Parkway
Duluth, Georgia 30096
(770) 813-9200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stephen D. Lupton
Senior Vice President of Corporate Development and General Counsel
AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096
(770) 813-9200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

W. Brinkley Dickerson, Jr.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308-2216
(404) 885-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

Explanatory Note

     The purpose of this Post-Effective Amendment No. 3 to the Registration Statement on Form S-3 of AGCO Corporation (333-113560) is to amend the table under the caption “Selling Securityholders” in the prospectus to add the names of the selling securityholders who have requested inclusion in the prospectus since August 20, 2004, the date of Post-Effective Amendment No. 2 to the Registration Statement.

The information contained in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED October 15, 2004

PROSPECTUS

$201,250,000

AGCO Corporation

1 ¾% Convertible Senior Subordinated Notes due 2033
and the Shares of Common Stock Issuable Upon Conversion of the Notes

     We issued the notes in a private placement in December 2003. This prospectus will be used by selling securityholders to resell their notes and the shares of our common stock issuable upon conversion of their notes. We will not receive any proceeds from the sale of these notes or these shares.

     The notes are convertible into shares of our common stock at a rate of 44.7193 shares per $1,000 principal amount of the notes, subject to adjustment as described in this prospectus. Our common stock is listed on the New York Stock Exchange under the symbol “AG.” On October 11, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $21.63 per share. The securities offered by this prospectus may be offered by the selling securityholders in negotiated transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of sale.

     The notes will accrue interest at an annual rate of 1¾%. We will pay interest on the notes on June 30 and December 31 of each year, beginning June 30, 2004. The notes are not secured and are subordinated to all of our senior indebtedness.

     Beginning January 1, 2011, we may redeem any of the notes at a redemption price of 100% of their principal amount, plus accrued interest. Holders may require us to repurchase the notes at a repurchase price of 100% of their principal amount, plus accrued interest on December 31 of 2010, 2013, 2018, 2023 and 2028.

     The notes sold using this prospectus, however, will no longer be eligible for trading on PORTAL. We do not intend to apply for listing of the notes on any securities exchange or for the inclusion of the notes in any automated quotation system.

     The securities offered hereby involve significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page 5 of this prospectus. You should consider these Risk Factors before purchasing these securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October      , 2004.

WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
RATIO OF EARNINGS TO FIXED CHARGES
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
UNITED STATES FEDERAL TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
SIGNATURES
Exhibit Index
EX-23.1 CONSENT OF KPMG LLP
EX-23.2 NOTICE REGARDING ABSENCE OF CONSENT OF ARTHUR ANDERSEN
EX-23.2 CONSENT OF KPMG WIDERI OY AB

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WHERE YOU CAN FIND MORE INFORMATION

Available Information

     We file reports, proxy statements and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at www.sec.gov that contains reports, proxy statements and other information regarding registrants like us that file electronically. Reports, proxy statements and other information concerning us also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We also maintain an internet site at www.agcocorp.com that contains information concerning us and our affiliates. The information at our internet site is not incorporated by reference in this prospectus, and you should not consider it to be a part of this prospectus.

Incorporation by Reference

     The rules of the SEC allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. We incorporate by reference the following documents that we have filed with the SEC (SEC File No. 1-12930):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

•	Our proxy statement relating to our Annual Meeting of Stockholders held on April 22, 2004 (other than the material contained under the headings “Audit Committee Report,” “Compensation Committee Report on Executive Compensation” and “Performance Graph”);

•	Our Current Reports on Form 8-K dated January 7, 2004, January 8, 2004, March 24, 2004, April 5, 2004, April 15, 2004, April 23, 2004, June 2, 2004 and July 7, 2004; and

•	The description of our common stock contained in our Registration Statement on Form 8-A dated March 17, 1992, as amended by Amendment No. 1 on Form 8-A/A dated August 19, 1999.

     We are also incorporating by reference the documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering of securities contemplated hereby. In no event, however, will any of the information that we disclose under Item 9 or Item 12 of any Current Report on Form 8-K that we may from time to time file with the SEC be incorporated by reference into, or otherwise a part of, this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

Investor Relations
AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096
(770) 813-9200

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SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and any additional information incorporated by reference and described above under the heading “Where You Can Find More Information,” before you invest.

     Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “AGCO,” “we,” “us,” “our” or similar references mean AGCO Corporation and its subsidiaries and not to the selling securityholders.

OUR COMPANY

     We are the third largest manufacturer and distributor of agricultural equipment and related replacement parts in the world based on annual net sales. We sell a full range of agricultural equipment, including tractors, combines, self-propelled sprayers, hay tools, forage equipment and implements. Our products are widely recognized in the agricultural equipment industry and are marketed under a number of brand names including AGCO®, AgcoAllis®, AgcoStar®, Ag-Chem®, Challenger®, Farmhand®, Fendt®, Fieldstar®, Gleaner®, Glencoe®, Hesston®, Lor*Al®, Massey Ferguson®, New Idea®, RoGator®, Soilteq®, Spra-Coupe®, Sunflower®, Terra-Gator®, Tye®, White® and Willmar®. We distribute most of our products through a combination of approximately 8,400 independent dealers and distributors, associates and licensees in more than 140 countries. In addition, we provide retail financing in North America, the United Kingdom, France, Germany, Ireland and Brazil through our finance joint ventures with Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., which we refer to as “Rabobank.” As a result of the Valtra acquisition consummated on January 5, 2004, which is discussed below, we also began marketing under the Valtra® and SISUDiesel™ brand names. Depending on the markets, we distribute these products directly to end customers or through Valtra’s 820 independent dealers and distributors.

     Since our formation in June 1990, we have grown substantially through a series of over 20 acquisitions. We have been able to expand and strengthen our independent dealer network, introduce new tractor product lines and complementary non-tractor products in new markets and expand our replacement parts business to meet the needs of our customers.

     On January 5, 2004, we acquired the Valtra tractor and diesel engine operations of Kone Corporation, a Finnish company, for € 606.1 million net of approximately € 19.8 million cash acquired (or approximately $760 million net). Valtra is a global tractor and off-road engine manufacturer with market leadership positions in the Nordic region of Europe and Latin America. Unaudited pro forma combined financial information with respect to our acquisition of Valtra is included beginning on page P-1 of this prospectus.

     The address of our principal executive offices is 4205 River Green Parkway, Duluth, Georgia 30096, and our telephone number is (770) 813-9200. Our internet site is www.agcocorp.com. Information contained on our internet site is not incorporated by reference into this prospectus. You should not consider information contained on our internet site to be a part of this prospectus.

SUMMARY OF THE NOTES AND COMMON STOCK

Securities Offered	$201,250,000 principal amount of 1 ¾% Convertible Senior Subordinated Notes due 2033, held by various selling securityholders.

Up to 8,999,759 shares of AGCO common stock, subject to adjustment upon certain events (for resale by selling securityholders after conversion of the notes), issuable by AGCO upon conversion of the notes.

Maturity Date	December 31, 2033.

Interest	1 ¾% per annum on the principal amount, payable semi-annually in arrears in cash on June 30 and December 31 of each year, beginning June 30, 2004.

Conversion	You may convert the notes into shares of our common stock at a conversion rate of 44.7193 shares per $1,000 principal amount of notes, subject to adjustment, prior to the close of business on the final maturity date under any of the following circumstances:

• during any fiscal quarter commencing after March 31, 2004, if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; or

• during the five business day period after any five consecutive trading day period in which the trading price per note for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; or

• if the notes have been called for redemption; or

• upon the occurrence of specified corporate transactions described under “Description of Notes.”

Subordination	The notes will be subordinated to all of our existing and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries.

Redemption	We may redeem any of the notes beginning January 1, 2011, by giving you at least 30 days notice. We may redeem the notes either in whole or in part at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

Fundamental Change	If a fundamental change (as described under “Description of Notes—Repurchase at Option of the Holder Upon a Fundamental Change”) occurs prior to maturity, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest.

Repurchase at the Option of the Holder	You may require us to repurchase the notes on December 31 of 2010, 2013, 2018, 2023 and 2028, at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest.

Use of Proceeds	We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

Registration Rights.	We have entered into a registration rights agreement with the initial purchasers. In the registration rights agreement, we agreed to file this shelf registration statement with the SEC covering resale of the registrable securities within 90 days after the closing date. We agreed to use our best efforts to cause the shelf registration statement to become effective within 180 days of the closing date and to use our best efforts to keep the registration statement effective until either of the following has occurred:

• all securities covered by the registration statement have been sold; or

• the expiration of the applicable holding period with respect to the notes and the underlying common stock under Rule 144(k) under the Securities Act of 1933, or any successor provision.

New York Stock Exchange Symbol.	AG

RATIO OF EARNINGS TO FIXED CHARGES

     Our consolidated ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The following table shows our consolidated ratio of earnings to fixed charges for the six months ended June 30, 2004 and 2003, respectively, and for each of the last five fiscal years ended December 31:

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Ratios of earnings to fixed charges(a)	2.9	2.0	2.5	1.5	1.4	—	—

(a)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and distributed earnings of less-than-50%-owned affiliates, plus fixed charges. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of debt issuance costs, an estimate of the interest cost in rental expense and the proportionate share of fixed charges of 50% owned affiliates. The deficiency of the earnings to fixed charges in 2000 was $4.2 million and in 1999 was $19.2 million.

RISK FACTORS

     Investing in the notes and our common stock involves risks. In deciding whether to invest in the notes and our common stock, you should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this prospectus. If any of the following events occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of the notes and our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

Our financial results depend heavily upon the agricultural industry, and factors that adversely affect the agricultural industry generally will adversely affect our results of operations and financial condition.

     Our success depends heavily on the vitality of the agricultural industry. Historically, the agricultural industry, including the agricultural equipment business, has been cyclical and subject to a variety of economic factors, governmental regulations and legislation, and weather conditions. Sales of agricultural equipment generally are related to the health of the agricultural industry, which is affected by farm income and debt levels, farm land values, and farm cash receipts, all of which reflect levels of commodity prices, acreage planted, crop yields, demand, government policies and government subsidies. Sales also are influenced by economic conditions, interest rate and exchange rate levels, and the availability of retail financing. Trends in the industry, such as farm consolidations, may affect the agricultural equipment market. In addition, weather conditions, such as heat waves or droughts, and pervasive livestock diseases can affect farmers’ buying decisions. Downturns in the agricultural industry due to these and other factors are likely to result in decreases in demand for agricultural equipment, which could adversely affect our sales, growth, results of operations and financial condition. During previous downturns in the farm sector, we experienced significant and prolonged declines in sales and profitability, and we expect our business to remain subject to similar market fluctuations in the future.

Our success depends on the introduction of new products, which will require substantial expenditures.

     Our long-term results depend upon our ability to introduce and market new products successfully. The success of our new products will depend on a number of factors, including:

•	customer acceptance;

•	the efficiency of our suppliers in providing component parts;

•	the economy;

•	competition; and

•	the strength of our dealer networks.

     As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the level of market acceptance or the amount of market share our new products will achieve. Any manufacturing delays or problems with our new product launches could adversely affect our operating results. We have experienced delays in the introduction of new products in the past, and we cannot assure you that we will not experience delays in the future. In addition, introducing new products could result in a decrease in revenues from our existing products. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for further product development and refinement. We may need more capital for product development and refinement than is available to us, which could adversely affect our business, financial condition or results of operations.

Rationalization of manufacturing facilities may cause production capacity constraints and inventory fluctuations, which could adversely affect our results of operations and financial condition.

     The rationalization of our manufacturing facilities has at times resulted in, and similar rationalizations in the future may result in, temporary constraints upon our ability to produce product quantities necessary to fill orders and thereby complete sales in a timely manner. A prolonged delay in our ability to fill orders on a timely basis could affect customer demand for our products and increase the size of our product inventories, causing future reductions in our manufacturing schedules and adversely affecting our results of operations. For example, we recently transferred a portion of our production from our Coventry, England facility to our Beauvais, France facility. After this transfer, several suppliers to the Beauvais facility were unable to supply necessary components and parts in a timely manner. As a result, we were not able to meet our manufacturing and sales objectives for products produced at that facility and recently temporarily reduced our manufacturing targets to address these issues. Moreover, our continuous development and production of new products will often involve the retooling of existing manufacturing facilities. This retooling may limit our production capacity at certain times in the future, which could adversely affect our results of operations and financial condition.

We depend on suppliers for components and parts for our products, and any failure by our suppliers to provide products as needed or by us to promptly address supplier issues will adversely impact our ability to timely and efficiently manufacture and sell products.

     Our products include components and parts manufactured by others. As a result, our ability to timely and efficiently manufacture existing products, to introduce new products and to shift manufacturing of products from one facility to another depends on the quality of these components and parts and the timeliness of their delivery to our facilities. At any particular time, we depend on many different suppliers and the failure by one or more of our suppliers to perform as needed will result in fewer products being manufactured, shipped and sold. If the quality of the components or parts provided by our suppliers is less than required and we do not recognize that failure prior to the shipment of our products, we will incur higher warranty costs. The timely supply of component parts for our products also depends on our ability to manage our relationships with suppliers, to identify and replace suppliers that have failed to meet our schedules or quality standards, and to monitor the flow of components and accurately project our needs.

We have significant international operations and, as a result, we are exposed to risks related to foreign laws, taxes, economic conditions, labor supply and relations, political conditions and governmental policies. These risks may delay or reduce our realization of value from our international operations.

     For the fiscal year ended December 31, 2003, we derived approximately $2.3 billion or 66.3% of our revenues from sales outside North America. The primary foreign countries in which we do business are Germany, France, Brazil, the United Kingdom and Finland. In addition, we have significant manufacturing operations in France, Germany, Brazil, Denmark and Finland. Our results of operations and financial condition may be adversely affected by the laws, taxes, economic conditions, labor supply and relations, political conditions and governmental policies of the foreign countries in which we conduct business. Some of our international operations also are subject to various risks that are not present in domestic operations, including restrictions on dividends and the repatriation of funds. Foreign developing markets may present special risks, such as unavailability of financing, inflation, slow economic growth and price controls.

     Domestic and foreign political developments and government regulations and policies directly affect the international agricultural industry, which affects the demand for agricultural equipment. If demand for agricultural equipment declines, our sales, growth, results of operations and financial condition may be adversely affected. The application, modification or adoption of laws, regulations, trade agreements or policies adversely affecting the agricultural industry, including the imposition of import and export duties and quotas, expropriation and potentially burdensome taxation, could have an adverse effect on our business. The ability of our international customers to operate their businesses and the health of the agricultural industry in general are affected by domestic and foreign government programs that provide economic support to farmers. As a result, farm income levels and the ability of farmers to obtain advantageous financing and other protections would be reduced to the extent that any such programs are curtailed or eliminated. Any such reductions would likely result in a decrease in demand for agricultural equipment. For example, a decrease or elimination of current price protections for commodities or of subsidy payments for farmers in the European Union, the United States, Brazil or elsewhere in South America could negatively impact the operations of farmers in those regions, and, as a result, our sales may decline if these farmers delay, reduce or cancel purchases of our products.

We are subject to currency exchange rate fluctuations and interest rate changes, which could adversely affect our financial performance.

     We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. In addition, we are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues and to risks associated with translating the financial statements of our foreign subsidiaries from local currencies into United States dollars. Similarly, changes in interest rates affect our results of operations by increasing or decreasing borrowing costs and finance income. Our most significant transactional foreign currency exposures are the Euro, Brazilian real and the Canadian dollar in relation to the United States dollar. Where naturally offsetting currency positions do not occur, we attempt to manage these risks by hedging some, but not all, of our exposures through the use of foreign currency forward exchange contracts. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forego the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect us. Despite our use of financial hedging transactions, we cannot assure you that currency exchange rate or interest rate fluctuations will not adversely affect our results of operations, cash flow, financial condition or the price of our notes and common stock.

We are subject to extensive environmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations could adversely affect our business and results of operations.

     We are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. These regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. Our costs of complying with these or any other current or future environmental regulations may be significant. For example, the European Union and the United States have adopted more stringent environmental regulations regarding emissions into the air. As a result, we will likely incur increased capital expenses to modify our products to comply with these regulations. Further, we may experience production delays if we or our suppliers are unable to design and manufacture components for our products that comply with environmental standards established by regulators. For example, our engine suppliers are subject to air quality standards, and production at our facilities could be impaired if these suppliers are unable to timely respond to any changes in environmental laws and regulations affecting engine emissions. Compliance with environmental and safety regulations has added and will continue to add to the cost of our products and increase the capital-intensive nature of our business. We cannot assure you that we will not be adversely impacted by costs, liabilities or claims with respect to our operations under existing laws or those that may be adopted in the future. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions and our business and results of operations could be adversely affected.

Our labor force is heavily unionized, and our contractual and legal obligations under collective bargaining agreements and labor laws may subject us to greater risks of work interruption or stoppage and could cause our costs to be higher.

     Most of our employees, principally at our manufacturing facilities, are represented by collective bargaining agreements with contracts that expire on varying dates. Several of our collective bargaining agreements are of limited duration and, therefore, must be re-negotiated frequently. As a result, we could incur significant administrative expenses associated with union representation of our employees. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies, and any work interruption or stoppage could significantly impact the volume of goods we have available for sale. In addition, collective bargaining agreements and labor laws may impair our ability to reduce our labor costs by streamlining existing manufacturing facilities and in restructuring our business because of limitations on personnel and salary changes and similar restrictions.

We have significant pension obligations with respect to our employees.

     A portion of our active and retired employees participate in defined benefit pension plans under which we are obligated to provide prescribed levels of benefits regardless of the value of the underlying assets, if any, of the applicable pension plan. If our obligations under a plan are unfunded or underfunded, we will have to use cash flow from operations and other sources to pay our obligations either as they become due or over some shorter funding period. As of December 31, 2003, we had approximately $232.0 million in unfunded or underfunded obligations related to our pension and other post-retirement health care benefits.

The agricultural equipment industry is highly seasonal, and seasonal fluctuations may adversely affect our quarterly results of operations, cash flows and financial condition.

     The agricultural equipment business is highly seasonal, which causes our quarterly results to fluctuate during the year. December is typically our largest month for retail sales because our customers purchase a higher volume of our products at year end with funds from their completed harvests and when dealer incentives are greatest. In addition, farmers purchase agricultural equipment in the Spring and Fall in conjunction with the major planting and harvesting seasons. Our net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased retail sales in the third and fourth quarters.

We face intense competition and, if we are unable to compete successfully against other agricultural equipment manufacturers, we could lose customers and our revenues and profitability may decline.

     The agricultural equipment business is highly competitive, particularly in North America, Europe and Latin America. We compete with several large national and international companies that, like us, offer a full line of agricultural equipment. We also compete with numerous short-line and specialty manufacturers and suppliers of farm equipment products. Our two key competitors, Deere & Co. and CNH Global, are substantially larger than we are and have greater financial and other resources. In addition, in some markets, we compete with smaller regional competitors with significant market share in a single country or group of countries. We cannot assure you that these competitors will not substantially increase the resources devoted to the development and marketing, including discounting, of products that compete with our products. If we are unable to compete successfully against other agricultural equipment manufacturers, we could lose customers and our revenues and profitability may decline. There also can be no assurances that consumers will continue to regard our agricultural equipment favorably, and we may be unable to develop new products that appeal to consumers or unable to continue to compete successfully in the agricultural equipment business. In addition, competitive pressures in the agricultural equipment business may affect the market prices of new and used equipment, which, in turn, may adversely affect our sales margins and results of operations.

Risks Relating to the Valtra Acquisition

We can provide no assurances that our acquisition of Valtra will be approved by the Brazilian competition authority.

     We have applied to the Brazilian competition authority for its approval of our purchase of Valtra. At this time, we cannot predict with certainty when or whether the Brazilian competition authority will grant its approval. Under Brazilian law, we were permitted to complete the purchase of Valtra without having received such approval; however, the Brazilian competition authority has, while considering our request for approval, imposed conditions on how we operate both Valtra’s Brazilian business and our existing Brazilian business. These conditions include a requirement to maintain all manufacturing facilities, brands, products and distribution channels that existed prior to the acquisition. The timing and the conditions of such approval may delay or prevent us from fully executing our business plan for operating the Valtra business and our existing business or may force us to sell a portion of the Valtra business or our existing business. Any of these events could adversely affect our financial condition and results of operations.

We may encounter difficulties in integrating Valtra into our business and may not fully achieve, or achieve within a reasonable time frame, expected strategic objectives, cost savings and other expected benefits of the acquisition.

     We expect to realize strategic and other benefits as a result of our acquisition of Valtra, including, among other things, access to Valtra’s customers in the Nordic and Latin American regions, its research and development capabilities and its engine technology, which can be used with several of our tractor platforms. However, it is impossible to predict with certainty whether, or to what extent, these benefits will be realized or whether we will be able to integrate Valtra in a timely and effective manner. In addition:

•	the costs of integrating Valtra and its operations may be higher than we expect and may require significant attention from our management; and

•	our ability to successfully carry out our growth strategy for Valtra will be affected by, among other things, our ability to maintain and enhance our relationships with existing Valtra customers, changes in the spending patterns and preferences of such customers, and fluctuating economic and competitive conditions.

     Our ability to address these issues will determine the extent to which we are able to successfully integrate, develop and grow the Valtra business and to realize the expected benefits of the transaction. Our failure to do so could have a material adverse effect on our revenues, operating results and financial condition following the transaction and could cause the value of our notes and common stock to decline.

Valtra operates certain business segments that are significantly different from ours, and we face new risks associated with conducting the Valtra business.

     Valtra manufactures and sells diesel engines and is subject to regulations and demands that are different from our core business. We do not have experience in operating an engine manufacturing business and may be unable to achieve the same growth, sales levels and profitability as Valtra has in the past. We also are unfamiliar with the risks that are peculiar to the engine manufacturing industry. For example, engine manufacturers are subject to environmental standards that are adjusted by regulators from time to time to minimize harmful emissions into the air. If we are unable to design and manufacture engines that comply with these changing regulations, Valtra’s introduction of competitive products to the marketplace may be delayed indefinitely. Further, since Valtra supplies us with engines for our products, production at our facilities could be impaired if Valtra is unable to timely respond to regulatory changes. We cannot predict with certainty our ability to effectively operate the Valtra business, and, consequently, our results of operations and financial condition could be negatively impacted following the acquisition.

Risks Relating to the Notes

We have a substantial amount of indebtedness, which may adversely affect our ability to operate and expand our business.

     We have a significant amount of indebtedness. As of June 30, 2004, we had total long-term indebtedness of approximately $1,136.9 million, stockholders’ equity of approximately $1,243.5 million and a ratio of long-term indebtedness to equity of .91 to 1.0. We also had short-term obligations of $14.5 million, capital lease obligations of $1.6 million, unconditional purchase or other long-term obligations of $290.2 million, and amounts owed under an accounts receivable securitization facility of $438.4 million. In addition, we had guaranteed indebtedness owed to third parties of approximately $69.2 million, primarily related to dealer and end-user financing of equipment.

     Our substantial indebtedness could have important adverse consequences. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from introducing new products or pursuing business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or pay cash dividends; and

•	prevent us from selling additional receivables to our commercial paper conduit. The European facility agreement provides that the agent, Rabobank, has the right to terminate the securitization facilities if our senior unsecured debt rating moves below B+ by Standard & Poor’s or B1 by Moody’s Investor Services. Based on our current ratings, a downgrade of two levels by either Standard & Poor’s or Moody’s would need to occur.

     In addition, as a result of the Valtra acquisition completed on January 5, 2004, we incurred additional indebtedness. Our current financing and funding sources are the $201.3 million principal amount 1¾% convertible senior subordinated notes due 2033, the € 200.0 million principal amount 6⅞% senior subordinated notes due 2014, the $250.0 million principal amount 9½% senior notes due 2008, approximately $484.1 million of accounts receivable securitization facilities, a $300.0 million revolving credit facility, a $277.0 million term loan facility and a € 110.7 million term loan facility.

Covenants in our debt instruments restrict or prohibit us from engaging in or entering into a variety of transactions, which could adversely affect us.

     The indentures governing our outstanding indebtedness contain various covenants that limit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends or make distributions or certain other restricted payments;

•	make certain investments;

•	create restrictions on the payment of dividends or other amounts to us by our restricted subsidiaries;

•	issue or sell capital stock of restricted subsidiaries;

•	guarantee indebtedness;

•	enter into transactions with stockholders or affiliates;

•	create liens;

•	sell assets;

•	engage in sale-leaseback transactions; and

•	enter into certain mergers and consolidations.

     Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

A breach of a covenant in our debt instruments could cause acceleration of a significant portion of our outstanding indebtedness.

     A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under such instruments. Our ability to comply with these covenants and other provisions may be affected by events beyond our control, and we cannot assure you that we will be able to comply with these covenants and other provisions. Upon the occurrence of an event of default under any debt instrument, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against collateral granted to them, if any, to secure the indebtedness. If our current or future lenders accelerate the payment of the indebtedness owed to them, we cannot assure you that our assets would be sufficient to repay in full our outstanding indebtedness.

Our subsidiaries hold a majority of our assets and conduct a majority of our operations, and they will not be obligated to make payments on the notes.

     We conduct a majority of our business through our subsidiaries. These subsidiaries directly and indirectly own a majority of the assets of our business and conduct operations themselves and through other subsidiaries. Therefore, we depend on distributions and advances from our subsidiaries and the repayment by our subsidiaries of intercompany loans and advances to meet our debt service and other obligations. Contractual provisions, laws or regulations to which we or any of our subsidiaries are or may become subject, as well as any subsidiary’s financial condition and operating requirements, may limit our ability to obtain cash required to service our indebtedness, including the notes.

     The notes will be structurally subordinated to all existing and future obligations of our subsidiaries, including claims with respect to trade payables. This means that the creditors of our subsidiaries have priority in their claims on the assets of our subsidiaries over our creditors, including holders of the notes.

We may not have the ability to raise the funds necessary to finance the redemption or repurchase of the notes if required by holders pursuant to the indenture.

     In the event of a “fundamental change” under the indenture, we will be required to offer to redeem all outstanding notes at a price of 100% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. In addition, holders may require us to repurchase their notes on December 31 of 2010, 2013, 2018, 2023 and 2028. However, it is possible that we will not have sufficient funds available at such time to make the required redemption or repurchase of the notes. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances or expressly prohibiting our redemption of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from redeeming the notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

The price of our common stock historically has experienced significant price and volume fluctuations, which may make it difficult for you to resell the notes or the common stock into which the notes are convertible.

     Subject to certain conditions, the notes will be convertible into shares of our common stock. The market price of our common stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially. The trading price of the notes is expected to be affected significantly by the price of our common stock.

We may not have sufficient cash flow to make payments on the notes and our other indebtedness.

     Our ability to pay principal and interest on the notes and our other indebtedness and to fund our planned capital expenditures depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, regulatory and environmental factors. For a discussion of some of these risks and uncertainties, see “— Risks Relating to Our Business.” Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

     If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures or that such measures would satisfy our scheduled debt service obligations.

     If we cannot make scheduled payments on our debt:

•	the holders of our debt could declare all outstanding principal and interest to be due and payable;

•	the holders of our secured debt could commence foreclosure proceedings against our assets;

•	we could be forced into bankruptcy or liquidation; and

•	you could lose all or part of your investment in our notes and common stock.

Because the notes are unsecured, they are also effectively subordinated to any of our existing and future secured debt.

     Our obligations under the notes are unsecured. In contrast, some of our other debt obligations, including our revolving credit and term facilities, are secured by a substantial portion of our assets. As a result, the notes are effectively subordinated to our obligations under our secured debt. If we are in default on these secured obligations, you may not receive principal and interest payment on your notes.

The value of the conversion right associated with the notes may be substantially lessened or eliminated if we are party to a merger, consolidation or other similar transaction.

     If we are party to a consolidation, merger or binding share exchange or transfer or lease of all or substantially all of our assets pursuant to which our common stock is converted into, or into the right to receive, cash, securities or other property, at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its note immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if we were acquired in a cash merger, each note would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

You may only convert the notes into shares of our common stock under certain circumstances, none of which may occur.

     The notes may be converted into shares of our common stock only if one or more of the conditions described under “Description of Notes” are satisfied. We cannot assure you that any notes you purchase will become convertible into shares of our common stock prior to their stated maturity. If you are unable to convert your notes prior to their stated maturity, you may be unable to realize the value of the conversion rights associated with your notes.

Conversion of the notes will dilute the ownership interest of existing stockholders.

     The conversion of some or all of the notes will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Adjustments to the conversion rate on the notes may result in a taxable distribution to you.

     The conversion rate of the notes will be adjusted if we distribute cash with respect to shares of our common stock and in certain other circumstances. Under Section 305(c) of the Internal Revenue Code, an increase in the conversion rate as a result of our distribution of cash to common stockholders generally will result in a deemed distribution to you. Other adjustments in the conversion rate (or failures to make such adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may have the same result. Any deemed distribution to you will be taxable as a dividend to the extent of our current or accumulated earnings and profits. If you are a non-U.S. holder of notes, any deemed distribution to you that is treated as a dividend will be subject to withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). See “United States Federal Tax Considerations.”

Provisions in our stockholder rights plan and Delaware law may delay or prevent take-over attempts, which could adversely affect the value of shares of our common stock.

     Our stockholder rights plan, as amended, contains provisions that could make it harder for a third party to acquire us. The rights plan provides that each share of common stock outstanding will have attached to it the right to purchase one-hundredth of a share of Junior Cumulative Preferred Stock, or junior preferred stock. The purchase price per one-hundredth of a share of junior preferred stock is $110.00, subject to adjustment. The rights will be exercisable only if a person or group acquires 20.0% or more of our common stock or announces a tender offer or exchange offer that would result in the acquisition of 20.0% or more of our common stock or, in some circumstances, if other conditions are met. After the rights become exercisable, the plan allows stockholders, other than the acquirer, to purchase our common stock or, in some circumstances, securities of the acquiror with a then current market value of two times the exercise price of the right. The rights are redeemable for $.01 per right, subject to adjustment, at the option of our board of directors. The rights may discourage take-over attempts because they could cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Generally, the rights should not interfere with any merger or other business combination approved by our board of directors because our board of directors may redeem the rights prior to the time we enter into a purchase and sale agreement with the acquirer. In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15.0% or more of our outstanding common stock. Although we believe the rights plan and Delaware law provide us an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if a take-over attempt is considered beneficial by some stockholders.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     Certain statements included or incorporated by reference in this prospectus reflect assumptions, expectations, projections, intentions or beliefs about future events. These statements, which may relate to such matters as our expectations with respect to the Valtra acquisition, industry conditions, net sales and income, restructuring and other infrequent expenses, impairment charges, future capital expenditures, fulfillment of working capital needs, the impact of war and political unrest and future acquisition plans, are “forward-looking statements” within the meaning of the federal securities laws. These statements do not relate strictly to historical or current facts, and you can identify certain of these statements, but not necessarily all, by the use of the words “anticipate,” “assumed,” “indicate,” “estimate,” “believe,” “predict,” “forecast,” “rely,” “expect,” “continue,” “grow” and other words of similar meaning. Although we believe that the expectations and assumptions reflected in these statements are reasonable in view of the information currently available to us, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in or implied by the forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” section in this prospectus, in our reports that are incorporated by reference and in any applicable prospectus supplement, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	general economic and capital market conditions;

•	the worldwide demand for agricultural products;

•	grain stock levels and the levels of new and used field inventories;

•	government policies and subsidies;

•	weather conditions;

•	interest and foreign currency exchange rates;

•	pricing and product actions taken by competitors;

•	commodity prices, acreage planted and crop yields;

•	farm income, land values, debt levels and access to credit;

•	pervasive livestock diseases;

•	production disruptions;

•	supply and capacity constraints;

•	our cost reduction and control initiatives;

•	our research and development efforts;

•	dealer and distributor actions;

•	technological difficulties; and

•	political and economic uncertainty in various areas of the world.

     Any forward-looking statement should be considered in light of such important factors.

     New factors that could cause actual results to differ materially from those described above emerge from time to time, and it is not possible for us to predict all of such factors or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update the information contained in such statement to reflect subsequent developments or information except as required by law.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

DESCRIPTION OF NOTES

     The 1¾% Convertible Senior Subordinated Notes due December 31, 2033 (the “notes”), were issued under an indenture dated as of December 23, 2003, between us, as issuer, and SunTrust Bank, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement between us and the initial purchasers of the notes. You may request a copy of the indenture and the registration rights agreement from the trustee.

     The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

General

     We issued $201,250,000 aggregate principal amount notes in a private placement in December 2003. The notes are general unsecured obligations of AGCO. Our payment obligations under the notes are subordinated to our senior indebtedness as described under “Subordination of Notes.” The notes will be convertible into shares of common stock as described under “- Conversion of Notes.”

     The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on December 31, 2033 unless earlier converted, redeemed or repurchased. We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes must be part of the same issue as the notes offered hereby for United States federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

     Neither we nor any of our subsidiaries will be subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

     You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “Redemption at Option of the Holder Upon a Fundamental Change.”

     We will pay interest on June 30 and December 31 of each year, beginning June 30, 2004, to record holders at the close of business on the preceding June 15 and December 15, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date.

     We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. We may pay interest either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

     However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve, 30-day months.

Conversion of Notes

     You may convert any of your notes, in whole or in part, into shares of our common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes, only under the following circumstances:

•	upon satisfaction of a market price condition;

•	upon satisfaction of a trading price condition;

•	upon notice of redemption; or

•	upon specified corporate transactions.

     The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

     If we call notes for redemption, you may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a fundamental change, you may convert your notes only if you withdraw your repurchase election. Similarly, if you exercise your option to require us to repurchase your notes other than upon a fundamental change, those notes may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. Upon conversion of a note, the holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

     As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date that is after a record date and prior to the next interest payment date, (2) we have specified a purchase date following a fundamental change that is during such period or (3) only to the extent of overdue interest, any overdue interest exists at the time of conversion with respect to such note.

Conversion Upon Satisfaction of Market Price Condition

     You may surrender your note for conversion into our common stock prior to close of business on the maturity date during any fiscal quarter if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter.

     The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United

States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. The “conversion price” as of any day will equal $1,000 divided by the number of shares of common stock issuable upon a conversion of a note.

Conversion Upon Satisfaction of Trading Price Condition

     You may surrender your notes for conversion into our common stock prior to maturity during the five business day period after any five consecutive trading day period in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; provided, however, you may not convert your notes in reliance on this provision after December 31, 2028 if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 120% of the then current conversion price of the notes.

     The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10 million principal amount of the notes from a nationally recognized securities dealer then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing sale price of our common stock and the conversion rate.

     In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee in writing to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the conversion rate.

Conversion Upon Notice of Redemption

     If we call notes for redemption, you may convert the notes until the close of business on the business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

     Conversion Upon Specified Corporate Transactions

     If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the current market price (measured by averaging the closing prices of our common stock for the 10 trading days preceding the declaration date of such distribution); or

•	distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the day preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to your ability to convert will be made if you will otherwise participate in the distribution without conversion.

     In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, your right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which you would have received if you had converted your notes immediately prior to the transaction. If the transaction also constitutes a fundamental change, you can require us to redeem all or a portion of your notes as described under “Repurchase at Option of the Holder Upon a Fundamental Change.”

Conversion Procedures

     The initial conversion rate for the notes is 44.7193 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the closing price of the common stock on the trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

     To convert your note into common stock you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

     The date you comply with these requirements is the conversion date under the indenture. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with DTC’s procedures for converting a beneficial interest in a global note.

     We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock certain rights or warrants to purchase our common stock at less than the then current market price of our common stock; provided, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the conversion price will not be adjusted until such triggering events occur;

•	we subdivide or combine our common stock;

•	we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above;

•	dividends or distributions specified above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of our common stock on the record date, and (2) the denominator of which shall be the same price of a share on the record date less the amount of the distribution. “Current market price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

•	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights; provided, however that any holder who is a holder of shares of our common stock (or direct or indirect interests therein) at the time of conversion of any note, but who is not entitled as a holder of our common stock to hold or receive rights pursuant to the terms of the shareholder rights plan, shall not be eligible to receive any such rights thereunder.

     In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

     You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “United States Federal Tax Considerations.”

     We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “United States Federal Tax Considerations.”

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by AGCO

     Beginning January 1, 2011, we may redeem the notes in whole or in part for an amount in cash equal to 100% of the principal amount plus interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

     If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

     We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing. We will notify the noteholders if we redeem the notes.

Repurchase at Option of the Holder

     You have the right to require us to repurchase the notes for cash on December 31 of 2010, 2013, 2018, 2023 and 2028. We will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

     The repurchase price payable for a note will be equal to 100% of the principal amount, plus interest to, but excluding, the repurchase date.

     Your right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

     The repurchase notice must state:

(1)	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

     We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

     We will comply with the provisions of Rule 13e-4 and any other rules under the Exchange Act that may be applicable.

Repurchase at Option of the Holder Upon a Fundamental Change

     If a fundamental change of AGCO occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be repurchased in integral multiples of $1,000 principal amount. We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued interest to, but excluding, the repurchase date.

     We will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your repurchase notice for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the later of the redemption date and the time of book-entry transfer or delivery of the notes to be redeemed, duly endorsed for transfer. If the paying agent holds money sufficient to pay the repurchase price for any note on the business day following the redemption date, then, on and after such date, the notes will cease to be outstanding, interest will cease to accrue and all other rights of the holder will terminate, except the right to receive the repurchase price. This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the repurchase notice.

     A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

     These fundamental change repurchase rights could discourage a potential acquirer. However, this fundamental change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     We may be unable to repurchase the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

     Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes will be pari passu in right of payment with the Company’s 6 7/8% Senior Subordinated Notes due 2014. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

     Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution. So long as the bank credit agreement is in effect, any declaration of acceleration of the notes will not become effective until the earlier of (1) five business days after receipt of acceleration notice by us and the administrative agent under the bank credit agreement and (2) the acceleration of the indebtedness under the bank credit agreement.

     We may not make any payment on the notes if:

•	a default in the payment of senior indebtedness occurs and such default has not been cured or waived (called a “payment default”); or

•	a default other than a payment default (1) under the bank credit agreement occurs and is continuing pursuant to which the maturity thereof may be accelerated and (a) upon receipt by the trustee of written notice of such default (called a “payment blockage notice”) from the administrative agent under the bank credit agreement or (b) if such event of default under the bank credit agreement results from the acceleration of the notes or a change of control, from and after the date of such acceleration or occurrence of such change of control or (2) under any other designated senior indebtedness other than the bank credit agreement that permits the holders of such designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from the trustee or other representative of the holders of such designated senior indebtedness (called a “non-payment default”).

     We may resume payments and distributions on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived; and

•	in case of a non-payment default, (1) if such non-payment default exists under the bank credit agreements, 179 days after the date on which the payment blockage notice is received (unless such payment blockage period is terminated by written notice to the trustee from administrative agent, such designated senior indebtedness is repaid in full in cash or cash equivalents or such event of default has been cured or waived), or (2) if such non-payment default exists under designated senior indebtedness other than the bank credit agreement, 119 days after the date on which the payment blockage notice is received (unless such payment blockage period is terminated by written notice to the trustee from the trustee or other representative of the holders of such designated senior indebtedness, such designated senior indebtedness is repaid in full in cash or cash equivalents or such event of default has been cured or waived).

     There must be 180 consecutive days in any 360-day period in which no payment blockage is in effect for a non-payment default. No non-payment default (other than a non-payment default under the financial maintenance covenants under the bank credit agreement) that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice unless such non-payment default has been cured or waived for a period of not less than 45 days.

     If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then trustee will notify the holders of such senior indebtedness of such prohibited payment and such payment or distribution will be held in trust for the benefit of, and shall be paid over and delivered to, holders of senior indebtedness or their representatives but only to the extent the holders of such senior indebtedness, within 30 days of the date of receipt of such notice from the trustee, notify the trustee in writing of the amounts then due and owing on such senior indebtedness and only the amounts specified in such notice to the trustee shall be paid.

     Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

     The notes are exclusively obligations of us. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     The term “senior indebtedness” is defined in the indenture and includes principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

•	any indebtedness that when incurred was without recourse to us; or

•	any indebtedness that by its express terms is not senior to the notes or is pari passu or junior to the notes; or

•	any indebtedness we owe to any of our subsidiaries or to a joint venture in which we have an interest; or

•	any repurchase, redemption or other obligations in respect of redeemable stock; or

•	any indebtedness to any of our employees, officers or directors or any employees, officers or director of our subsidiaries; or

•	any liability for federal, state, local or other taxes owed or owing by the company; or

•	our 6-7/8% Senior Subordinated Notes due 2014; or

•	any trade payables; or

•	the notes.

     The term “indebtedness” is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers’ acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

     The term “bank credit agreement” is defined in the indenture and means the credit agreement dated April 17, 2001, as amended, among AGCO, certain of its subsidiaries named therein, the lenders named therein, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch (“Rabobank”), SunTrust Bank and Credit Suisse First Boston, as Co-Syndication Agents; Rabobank, Cobank, ACB and Bear Stearns Corporate Lending, Inc., as Co-Documentation Agents; Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” Canadian Branch, as Canadian administrative agent, and Rabobank as administrative agent, together with all agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, documents or instruments may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time, including, but not limited by, the credit agreement and other documents executed in connection with the credit facility contemplated by that certain commitment letter dated August 15, 2003 from Rabobank to the Company.

     The term “designated senior indebtedness” is defined in the indenture and includes, in general terms, indebtedness and all other monetary obligations, including expenses, fees and other amounts under the bank credit agreement and any senior indebtedness that has an aggregate principal balance of at least $25 million that is specifically designated by AGCO in the instrument creating or evidencing such senior indebtedness as “designated senior indebtedness.”

     As of June 30, 2004, we had $544.2 million of senior indebtedness outstanding and our subsidiaries had $304.6 million of indebtedness. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

Merger and Sale of Assets by AGCO

     The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us is organized and existing under the laws of the United States or any jurisdiction thereof;

•	the successor person expressly assumes all of our obligations under the notes and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

     When such a person assumes our obligations in such circumstances, subject to certain exceptions and the satisfaction of other conditions under the indenture, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

     The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon redemption or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

•	we fail to pay any interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to perform or observe the covenant described under the heading “Merger and Sale of Assets by AGCO” or fail to make or consummate any offer to repurchase the notes following a fundamental change whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to perform or observe any of the covenants in the indenture for 30 days after notice by the trustee or the holders of 25% or more of the principal amount of outstanding notes;

•	the occurrence under indebtedness of the company or any subsidiary having an outstanding balance of $10 million or more of (a) an event of default that has caused the holder of such indebtedness to accelerate the maturity of such indebtedness and such indebtedness has not been discharged in full or such acceleration rescinded within 30 days or (b) the failure to make the principal payment on the final (but not interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days;

•	a final judgment of $10 million or more is not stayed, discharged or paid for more than 30 days;

•	certain events involving our bankruptcy, insolvency or reorganization or the bankruptcy, insolvency or reorganization of one of our significant subsidiaries.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

     Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

     The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

     The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to redeem any note at the option of a holder or upon a fundamental change;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	adversely modify, in any material respect, the subordination provisions of the indenture;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

     We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

     The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

     Notes will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

     Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

     We will pay interest on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

     We will issue notes in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

•	we have determined in our sole discretion that notes shall no longer be represented by global notes.

Registration Rights of the Noteholders

     We have entered into a registration rights agreement with the initial purchasers. In the registration rights agreement, we agreed to file this shelf registration statement with the SEC covering resale of the registrable securities within 90 days after the closing date. We agreed to use our best efforts to cause the shelf registration statement to become effective within 180 days of the closing date. We also agreed to use our best efforts to keep the shelf registration statement effective until the earlier of:

•	all of the registrable securities have been sold pursuant to the shelf registration statement; or

•	the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

     When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act; and

•	the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

     We may suspend the use of the prospectus that is part of this shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

     Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus that is part of this shelf registration statement for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

     We will pay predetermined liquidated damages if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is filed or made effective or during the additional period the prospectus that is part of this shelf registration statement is unavailable; and

•	on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

     A holder who elects to sell registrable securities pursuant to this shelf registration statement will be required to:

•	be named as a selling stockholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

     Under the registration rights agreement we agreed to:

•	pay all expenses of this shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when this shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

     The plan of distribution of this shelf registration statement permits resales of registrable securities by selling security holders though brokers and dealers.

     We will give notice to all holders of the filing and effectiveness of this shelf registration statement by issuing a press release to Reuters Economic Services and Bloomberg Business News. We included as Annex A to the offering memorandum a form of notice and questionnaire to be completed and delivered by a holder interested in selling its registrable securities pursuant to this shelf registration statement. In order to sell your registrable securities, you must complete and deliver the questionnaire to us at least three business days prior to your intended distribution. In order to be named as a selling stockholder in the prospectus at the time of effectiveness of this shelf registration statement, you must complete and deliver the questionnaire to us on or prior to the tenth business day before the effectiveness of this registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will, within twenty business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling stockholder in the prospectus and will not be permitted to sell your registrable securities pursuant to the shelf registration statement. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Rule 144A Information Request

     We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Information Concerning the Trustee

     We have appointed SunTrust Bank, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

     The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign as trustee under the indenture.

     The trustee makes no representation or warranty, express or implied, as to the accuracy or completeness of any information contained in this prospectus, except for such information that specifically pertains to the trustee itself, or any information incorporated by reference into this prospectus.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 150,000,000 shares of common stock, having a par value of $.01 per share, and 1,000,000 shares of preferred stock, having a par value of $.01 per share. The preferred stock may be issued in separate series as authorized by our board of directors. As of October, 11, 2004, there were 90,291,142 shares of common stock outstanding. All outstanding shares of common stock are fully paid and nonassessable.

Common Stock

     The following description of our common stock is only a summary and is subject to the terms of provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws. We encourage you to read our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which have been filed with the SEC and are incorporated by reference into this prospectus.

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Cumulative voting is not permitted. Holders of a majority of the shares of common stock are entitled to vote in any election of directors and may elect all of the directors standing for election. Subject to any preferential dividend rights of outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of AGCO, the holders of common stock are entitled to receive ratably the net assets of AGCO available for distribution after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we have or may designate and issue in the future.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is SunTrust Bank.

Listing

     Our common stock is listed for trading on the New York Stock Exchange under the symbol “AG.”

Rights Plan

     We adopted a stockholder rights plan on April 27, 1994 and amended the plan on April 22, 2004. Our board of directors implemented the plan by declaring a dividend of one preferred share purchase right for each share of common stock outstanding. The rights plan provides that each share of common stock outstanding will have attached to it the right to purchase a one-hundredth of a share of Junior Cumulative Preferred Stock, or junior preferred stock. The purchase price per a one-hundredth of a share of junior preferred stock is $110.00, subject to adjustment. Our stockholder rights plan was approved by our stockholders in 1994.

     The rights will be exercisable only if a person or group (“acquirer”) acquires 20% or more of our common stock or announces a tender offer or exchange offer that would result in the acquisition of 20% or more of our common stock or, in some circumstances, if additional conditions are met. Once they are exercisable, the plan allows stockholders, other than the acquirer, to purchase our common stock or securities of the acquirer with a then current market value of two times the exercise price of the right. Merely holding a right does not confer any additional rights as a stockholder of AGCO until it is exercised. The rights are redeemable for $.01 per right, subject to adjustment, at the option of the board of directors. The rights will expire on April 26, 2014, unless they are extended, redeemed or exchanged by us before that date.

     The rights have certain “anti-takeover” effects because they may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Generally, the rights should not interfere with any merger or other business combination approved by our board of directors prior to the time that there is an acquirer since until such time the rights generally may be redeemed by our board of directors at $.01 per right.

Preferred Stock

     We have the authority to issue up to 1,000,000 shares of preferred stock, par value $.01 per share, with 300,000 shares designated as a series of junior preferred stock, par value $.01 per share. The junior preferred stock may be acquired in accordance with the terms of our preferred share purchase rights. As of the date of this prospectus, we did not have any shares of preferred stock outstanding. Our board of directors is authorized at any time to issue all or any shares of preferred stock in one of more classes or series and to determine the following terms for each series of preferred stock:

•	the offering price at which we will issue the preferred stock;

•	whether that series of preferred stock will be entitled to receive dividends;

•	the dividend rate (or method for determining the rate);

•	whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the liquidation preference of that series of preferred stock, if any;

•	the conversion or exchange provisions applicable to that series of preferred stock, if any;

•	the redemption or sinking fund provisions applicable to that series of preferred stock, if any;

•	the voting rights of that series of preferred stock, if any; and

•	the terms of any other preferences, rights, qualifications, limitations, or restrictions, if any, applicable to that series of preferred stock.

UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation, possibly with retroactive effect. Except as specifically discussed below with regard to non-U.S. holders (as defined below), this summary applies only to U.S. holders (as defined below) that are beneficial owners of the notes and that will hold the notes and common stock into which the notes may be converted as “capital assets” (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)).

     For purposes of this summary, U.S. holders include (1) individual citizens or residents of the U.S., including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the federal income tax laws, (2) corporations or partnerships (including any entity treated as a corporation or a partnership for U.S. tax purposes) created or organized in or under the laws of the U.S., any State of the United States or the District of Columbia, (3) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (4) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons. Persons other than U.S. holders (“non-U.S. holders”) are subject to special U.S. federal income tax considerations, some of which are discussed below.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

     This discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules such as (1) banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, (2) S corporations, (3) holders subject to the alternative minimum tax, (4) tax-exempt organizations, (5) insurance companies, (6) foreign persons or entities (except to the extent specifically set forth below), (7) brokers or dealers in securities or currencies, (8) holders whose “functional currency” is not the U.S. dollar, or (9) persons that will hold the notes as a position in a hedging transaction, “straddle,” or “conversion transaction” (as defined for tax purposes) or persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

     This summary discusses the tax considerations applicable to the initial purchasers of the notes who purchase the notes at their “issue price” as defined in Section 1273 of the Code and the regulations thereunder and purchasers who acquire the notes from a selling securityholder as described under “Selling Securityholders” pursuant to an offering of such notes under this prospectus in the first sale of such notes by such selling securityholder after the notes are first registered with the SEC. We have not sought any ruling from the Internal Revenue Service, or IRS, or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

Taxation of Interest

     Interest paid on the notes will be included in the income of a U.S. holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

     Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by the holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. Our failure to file or cause to be declared effective a shelf registration statement as described under “Description of Notes — Registration Rights of the Noteholders” may result in the payment of predetermined liquidated damages in the manner described in that section of this prospectus. In addition, holders may require us to redeem any and all of their notes in the event of a fundamental change, and we may redeem some or all of the notes on or after January 1, 2011 subject to certain conditions. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any note. Similarly, we intend to take the position that a “fundamental change” or an optional redemption is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a “fundamental change” or an optional redemption as affecting the yield to maturity of any note. In the event any of these contingencies occurs, it may affect the amount and timing of the income that must be recognized by a U.S. holder of notes.

Market Discount

     If a U.S. holder purchases a note for an amount that is less than its stated redemption price at maturity, such U.S. holder will be treated as having purchased the note at a “market discount,” unless such market discount is less than a specified de minimis amount. Under the market discount rules, a U.S. holder will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, redemption or other disposition of a note as ordinary income to the extent of the lesser of:

–	the amount of such payment or realized gain; or

–	the market discount which has not previously been included in the income of the holder and is treated as having accrued on the note while held by the holder through the time of such payment or disposition.

     Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. holder elects to accrue market discount on the basis of semiannual compounding.

     A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount.

     A U.S. holder may elect to include market discount in income currently as it accrues (on either a ratable or semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain realized upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for U.S. federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. holder on or after the first day of the taxable year to which such election applies and may be revoked only with consent of the IRS.

Premium

     If a U.S. holder purchases a note for an amount that is great than the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest, the U.S. holder will be considered to have purchased the note with “amortizable bond premium” equal in amount to such excess. Subject to certain limitations, a U.S. holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS.

Sale, Exchange or Redemption of the Notes

     Upon the sale, exchange (other than a conversion) or redemption of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (2) such holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by the holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by some noncorporate U.S. holders, including individuals, will generally be subject to taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

     A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock or common stock that is attributable to accrued interest not previously included in income. Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share). Common stock received upon conversion that is attributable to accrued interest not previously included in income will be subject to the rules described above with respect to taxation of interest. See “U.S. Holders — Taxation of Interest” above.

     A U.S. holder’s tax basis in the common stock received on conversion of a note will be the same as such holder’s adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a U.S. holder’s tax basis in shares of common stock considered attributable to accrued interest not previously included in income (or to cash tendered with notes converted after a record date for a particular interest payment date and prior to such interest payment date) generally will equal the amount of such accrued interest (and/or cash), and the holding period for such shares shall begin on the date of conversion.

Distributions on Common Stock

     Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. holder as dividend income to the extent of our current or accumulated earnings and profits. A dividend distribution to a corporate U.S. holder may qualify for a dividends-received deduction; however, certain holding period requirements, taxable income and other limitations may apply. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital that reduces the U.S. holder’s basis in the common stock dollar-for-dollar until the basis has been reduced to zero, and thereafter as capital gain.

     Holders of convertible debt instruments such as the notes may, in some circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted to the extent the adjustment results in an increase in the holder’s proportionate interest in our earnings and profits or assets. However, adjustments to the conversion price made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be considered to result in a constructive distribution of stock. Some of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders or adjustments at our discretion) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, U.S. holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. A holder’s tax basis in a note, however, generally will be increased by the amount of any constructive dividend included in taxable income. In addition, in some circumstances, an adjustment or the failure to provide for an adjustment may result in taxable dividend income to the holders of common stock.

Sale, Exchange or Redemption of Common Stock

     Upon the sale, exchange or redemption of common stock a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by some non-corporate U.S. holders, including individuals, will generally be subject to taxation at reduced rates. A U.S. holder’s basis and holding period in common stock received upon conversion of a note are determined as discussed above under “Conversion of the Notes.” The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

     Backup withholding of U.S. federal income tax at a rate currently of 28 percent (but subject to periodic adjustment) may apply to payments pursuant to the terms of a note or common stock (including proceeds received upon the sale, exchange, redemption, retirement or other disposition of the notes or common stock) to a U.S. holder that is not an “exempt recipient” and that fails to provide required identifying information (such as the holder’s U.S. taxpayer identification number, or “TIN”) in the manner required. Generally, individuals are not exempt recipients. Corporations are generally exempt recipients, whereas other entities may not, be exempt recipients. Payments made in respect of a note or common stock (including proceeds received upon the sale, exchange, redemption, retirement or other disposition of the notes or common stock) must be reported to the IRS, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption. Any amounts withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

Taxation of Interest

     Payments of interest on the notes by us or any paying agent to a beneficial owner of a note that is a non-U.S. holder generally will not be subject to U.S. withholding tax, provided that (1) such non-U.S. holder does not own, actually or constructively pursuant to the conversion feature of the notes or otherwise, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (2) such non-U.S. holder is not a “controlled foreign corporation” within the meaning of Section 957(a) of the Code with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code, (3) such non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (4) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder are satisfied.

     To satisfy the certification requirements referred to in (4) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury regulations thereunder require that either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. holder and must provide such owner’s name and address, and TIN, if any, on Form W-8BEN (or a suitable substitute form) or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “Financial Institution”) and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that a Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner or a qualifying intermediary and must furnish us with a copy thereof.

     Interest on notes not excluded from U.S. withholding tax as described above and not effectively connected with a United States trade or business generally will be subject to U.S. withholding tax at a 30 percent rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax.

Sale, Exchange or Redemption of the Notes or Common Stock

     A non-U.S. holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or redemption of such note or common stock unless (1) such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and other required conditions are met, (2) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, if an applicable U.S. income tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder, (3) the non-U.S. holder is subject to Code provisions applicable to some U.S. expatriates, or (4) in certain circumstances, if we are, or have been at any time within the shorter of the five-year period preceding such sale or other disposition or the period such non-U.S. holder held the common stock or note, a U.S. real property holding corporation (a “USRPHC”) within the meaning of Section 897(c)(2) of the Code. We do not believe that we are currently a USRPHC or that we will become one in the future.

Conversion of the Notes

     A non-U.S. holder generally should not be subject to U.S. federal income tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale, exchange or redemption of a note or common stock. See “Non-U.S. holders — Sale, Exchange or Redemption of the Notes or Common Stock” above. To the extent a non-U.S. holder receives upon conversion common stock that is attributable to accrued interest not previously included in income, such stock may give rise to income that would be subject to the rules described above with respect to the taxation of interest. See “Non-U.S. Holders — Taxation of Interest” above.

Distributions on Common Stock

     Distributions on common stock after conversion will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a non-U.S. holder generally will be subject to U.S. withholding tax at a 30 percent rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax or where the dividends are effectively connected with the holder’s conduct of a trade or business in the United States and are taxable as described below. A non-U.S. holder may be required to satisfy specific requirements in order to claim a reduction or exemption from withholding under the foregoing rules.

     Distributions in excess of our current and accumulated earnings and profits as determined under U.S. federal income tax principles will be treated as a non-taxable return of capital that reduces the non- U.S. holder’s basis in the common stock dollar-for-dollar until the basis has been reduced to zero, and thereafter as capital gain. Such capital gain will generally not be taxable to a non-U.S. holder except under the circumstances described above under “Non-U.S. Holders — Sale, Exchange or Redemption of the Notes or Common Stock.”

     The conversion rate of the notes is subject to adjustment in some circumstances. Any such adjustment or failure to make an adjustment could, in some circumstances, give rise to a deemed distribution to non-U.S. holders of the notes or common stock that is taxable as a dividend to the extent of our accumulated earnings and profits. See “U.S. Holders — Distributions on Common Stock” above. In such case, the deemed distribution would be subject to the rules described above regarding U.S. withholding tax on dividends.

Income or Gains Effectively Connected With A U.S. Trade or Business

     If a non-U.S. holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. holder. The non-U.S. holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form W-8ECI or successor form in order to claim an exemption from U.S. withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

Backup Withholding and Information Reporting

     A non-U.S. holder may have to comply with specific certification procedures to establish that he is not a U.S. person in order to avoid information reporting and backup withholding tax requirements with respect to our payments of principal and interest on the notes. In addition, we must report annually to the IRS and to each non-U.S. holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of a note or common stock will be allowed as a refund or credit against such holder’s U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders of the notes or our common stock should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining any available exemption.

Non-confidentiality of Certain Tax Matters

     Notwithstanding the foregoing or anything else contained in this prospectus or elsewhere to the contrary (and notwithstanding any other express or implied agreement or understanding regarding confidentiality), you (and any affiliate or person acting on your behalf) are expressly authorized to disclose the tax treatment and tax structure of any of the transactions contemplated in this prospectus (the “Transactions”) to any and all persons, without limitation of any kind, except to the extent necessary to comply with any applicable federal or state securities laws. You and your agents may disclose all materials of any kind (including opinions or other tax analyses) insofar as such materials relate to the tax treatment and tax structure of the Transactions.

     THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in December 2003. The notes were resold by the initial purchasers to persons they reasonably believed to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the shares of common stock issuable upon conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders, which includes their transferees, distributees, pledgees or donees or their successors. The following table sets forth certain information we have received as of October 13, 2004, concerning the principal amount of notes beneficially owned by each selling securityholder and the number of conversion shares that may be offered from time to time pursuant to this prospectus.

     The number of conversion shares shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 44.7193 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any. As of October 11, 2004, we had 90,291,142 shares of common stock outstanding.

			Shares of		Common Stock Owned Upon
	Principal Amount of		Common Stock		Completion of the Offering
	Notes		Beneficially	Conversion
	Beneficially	Percentage of	Owned	Shares of
	Owned and	Notes	Before	Common Stock	Number
Name	Offered	Outstanding	Offering (1)	Offered	of Shares (2)	Percentage
AG Domestic Convertible, L.P.	8,325,000	4.14%	—	372,288	—	—
AG Offshore Convertibles, Ltd.	19,425,000	9.65%	—	868,672	—	—
Allstate Insurance Company	1,750,000	*	43,500	78,258	43,500	*
American Skandia Trust	1,600,000	*	—	71,550	—	—
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	5,170,000	2.57%	—	231,198	—	—
Argent Classic Convertible Arbitrage Fund, L.P.	1,100,000	*	—	49,191	—	—
Argent Classic Convertible Arbitrage Fund II, L.P.	250,000	*	—	11,179	—	—
Argent LowLev Convertible Arbitrage Fund LLC	980,000	*	—	43,824	—	—
Argent LowLev Convertible Arbitrage Fund II, LLC	150,000	*	—	6,707	—	—
Argent LowLev Convertible Arbitrage Fund Ltd.	5,300,000	2.63%	—	237,012	—	—
Aviator Master Fund Ltd.	6,000,000	2.98%	—	268,315	—	—
Barclay’s Global Investors Diversified Alpha Plus Funds	440,000	*	—	19,676	—	—
BNP Paribas Equity Strategies, SNC	7,507,000	3.73%	19,605	335,707	19,605	*
Boilermakers Blacksmith Pension Trust	700,000	*	—	31,303	—	—
Calamos® Growth and Income Fund - Calamos® Investment Trust	15,000,000	7.45%	—	670,789	—	—
Calamos® Growth & Income Portfolio - Calamos®Advisors Trust	100,000	*	—	4,471	—	—
Canyon Capital Arbitrage Master Fund, Ltd.	2,550,000	1.27%	—	114,034	—	—
Canyon Value Realization Fund, L.P.	1,275,000	*	—	57,017	—	—

			Shares of		Common Stock Owned Upon
	Principal Amount of		Common Stock		Completion of the Offering
	Notes		Beneficially	Conversion
	Beneficially	Percentage of	Owned	Shares of
	Owned and	Notes	Before	Common Stock	Number
Name	Offered	Outstanding	Offering (1)	Offered	of Shares (2)	Percentage
Canyon Value Realization MAC 18, Ltd (RMF)	510,000	*	—	22,806	—	—
CIBC WorldMarkets	5,550,000	2.73%	—	245,956	—	—
Class C Trading Company, Ltd.	470,000	*	—	21,018	—	—
CNH CA Master Account, L.P.	500,000	*	—	22,359	—	—
Commerzbank AG	9,750,000	4.84%	—	436,013	—	—
Context Convertible Arbitrage Fund, LP	1,900,000	*	—	84,966	—	—
Context Convertible Arbitrage Offshore, Ltd.	5,550,000	2.76%	—	248,192	—	—
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	7,507,000	3.73%	—	335,707	—	—
Credit Suisse First Boston Europe Ltd.	120,000	*	—	5,366	—	—
Credit Suisse First Boston LLC	5,050,000	2.51%	—	225,832	—	—
CSS, LLC	2,000,000	*	—	89,438	—	—
Custom Investments PCC, Ltd.	110,000	*	—	4,919	—	—
DBAG London	250,000	*	—	11,179	—	—
DB Equity Opportunities Master Portfolio Ltd.	6,000,000	2.98%	—	268,315	—	—
Deam Convertible Arbitrage	3,000,000	1.49%	—	134,157	—	—
Delta Airlines Master Trust	175,000	*	—	7,825	—	—
DKR SoundShore Opportunity Holding Fund Ltd.	4,350,000	2.16%	—	194,528	—	—
Duke Endowment	85,000	*	—	3,801	—	—
Fidelity Financial Trust: Fidelity Convertible Securities Fund	4,400,000	2.19%	—	196,764	—	—
Forest Fulcrum Fund LP	1,020,000	*	—	45,613	—	—
Forest Global Convertible Fund, Ltd., Class A-5	4,060,000	2.02%	—	181,560	—	—
Forest Multi-Strategy Master Fund SPC (on behalf of its Multi-Strategy Segregated Portfolio)	1,200,000	*	—	53,663	—	—
FrontPoint Convertible Arbitrage Fund, L.P.	5,000,000	2.48%	—	223,596	—	—
Fuji US Income Open	1,250,000	*	—	55,899	—	—
Global Bermuda Limited Partnership	2,500,000	1.24%	—	111,798	—	—
Grace Brothers, Ltd.	1,000,000	*	—	44,719	—	—
Grace Convertible Arbitrage Fund, Ltd.	7,500,000	3.73%	—	335,394	—	—
Guggenheim Portfolio Co. XV, LLC	1,400,000	*	—	62,607	—	—
HBK Master Fund L.P.	4,500,000	2.24%	400,000	201,236	400,000	*
HFR CA Global Master Trust Account	180,000	*	—	8,049	—	—
HFR CA Select Fund	1,000,000	*	—	44,719	—	—
HFR RVA Select Performance Master Trust	120,000	*	—	5,366	—	—
Highbridge International LLC	10,000,000	4.97%	—	447,193	—	—
Institutional Benchmark Management Fund (c/o Quattro Fund)	675,000	*	—	30,185	—	—
KBC Convertible Opportunities Fund	2,500,000	1.24%	—	111,798	—	—
KBC Convertible Mac28 Fund	200,000	*	—	8,943	—	—
KBC Multi-Strategy Arbitrage Fund	2,150,000	1.07%	—	96,146	—	—
KPC Financial Products USA Inc.	4,825,000	2.40%	—	215,770	—	—
Lakeshore International, Ltd.	10,000,000	4.97%	—	447,193	—	—
LB Series Fund, Inc., High Yield Portfolio	590,000	*	—	26,384	—	—
LB Series Fund, Inc., Income Portfolio	215,000	*	—	9,614	—	—

			Shares of		Common Stock Owned Upon
	Principal Amount of		Common Stock		Completion of the Offering
	Notes		Beneficially	Conversion
	Beneficially	Percentage of	Owned	Shares of
	Owned and	Notes	Before	Common Stock	Number
Name	Offered	Outstanding	Offering (1)	Offered	of Shares (2)	Percentage
LLT Limited	330,000	*	—	14,757	—	—
Lord Abbett America’s Value Fund	1,500,000	*	—	67,078	—	—
Lord Abbett Series Fund - America’s Value Portfolio	50,000	*	—	2,235	—	—
Lord Abbett Series Fund - Bond Debenture Portfolio	650,000	*	—	29,067	—	—
Lutheran Brotherhood High Yield Fund	215,000	*	—	9,614	—	—
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent	950,000	*	—	42,483	—	—
Lyxor/Context Fund Ltd	970,000	*	—	43,377	—	—
Lyxor/Convertible Arbitrage Fund Limited	977,000	*	—	43,690	—	—
Lyxor/Forst Fund Limited	1,500,000	*	—	67,078	—	—
Lyxor/PRS Convertible Fund Limited	250,000	*	—	11,179	—	—
Managers Convertible Securities — Convertible Securities Fund	250,000	*	—	11,179	—	—
Mariner LDC	3,750,000	1.86%	—	167,697	—	—
Maystone Continuum Master Fund, Ltd.	3,750,000	1.86%	—	167,697	—	—
McMahan Securities Co. L.P.	500,000	*	—	22,359	—	—
Melody IAM Ltd	150,000	*	—	6,707	—	—
Merrill Lynch Insurance Group Bond Debenture Portfolio	100,000	*	—	4,471	—	—
Met Investor Series Trust - America’s Value	75,000	*	—	3,353	—	—
Met Investor Series Trust - Bond Debenture	4,000,000	1.99%	—	178,877	—	—
National Bank of Canada	700,000	*	—	31,303	—	—
Nomura Securities International, Inc.	3,500,000	1.74%	—	156,517	—	—
Phoenix Lord Abbett Bond Debenture Fund	150,000	*	—	6,707	—	—
Polaris Vega Fund L.P.	2,050,000	1.02%	—	91,674	—	—
Prisma Foundation	120,000	*	—	5,366	—	—
PRS Convertible Arbitrage Master Fund L.P.	1,200,000	*	—	53,663	—	—
Pyramid Equity Strategies Fund	750,000	*	—	33,539	—	—
Quattro Fund Ltd.	12,150,000	6.04%	—	543,339	—	—
Quattro Multistrategy Masterfund LP	675,000	*	—	30,185	—	—
Ramius Capital Group	500,000	*	—	22,359	—	—
Ramius Master Fund, Ltd.	2,000,000	*	—	89,438	—	—
RCG Baldwin, LP	500,000	*	—	22,359	—	—
RCG Latitude Master Fund, Ltd.	8,500,000	4.22%	—	380,114	—	—
RCG Multi Strategy Master Fund, Ltd.	1,000,000	*	—	44,719	—	—
Relay 11 Holdings Co.	230,000	*	—	10,285	—	—
Royal Bank of Canada	2,000,000	*	—	89,438	—	—
Royal Bank of Canada (Norshield)	900,000	*	—	40,247	—	—
S.A.C. Arbitrage Fund, LLC	2,000,000	*	190,300	89,438	190,300	*
S.A.C. Capital Associates, LLC	2,000,000	*	84,100	84,438	84,100	*
San Diego County Employee Retirement Association	2,500,000	1.24%	—	111,798	—	—
SG Gowen Securities - Convertible Arbitrage	5,000,000	2.48%	—	223,596	—	—
Silver Convertible Arbitrage Fund, LDC	450,000	*	—	20,123	—	—

				Shares of		Common Stock Owned Upon
	Principal Amount of			Common Stock		Completion of the Offering
	Notes			Beneficially	Conversion
	Beneficially	Percentage of		Owned	Shares of
	Owned and	Notes		Before	Common Stock	Number
Name	Offered	Outstanding		Offering (1)	Offered	of Shares (2)	Percentage
Singlehedge US Convertible Arbitrage Fund	2,125,000	1.06%		—	95,028	—	—
Sphinx Convertible Arbitrage SPC	200,000	*		—	8,943	—	—
Sturgeon Limited	1,034,000	*		—	46,239	—	—
Sunrise Partners Limited Partnership	5,200,000	2.58%		30,900	232,540	30,900	*
Teachers Insurance and Annuity Association of America	6,150,000	3.06%		—	275,023	—	—
The Animi Master Fund, Ltd.	750,000	*		—	33,539	—	—
The Canyon Value Realization Fund (Cayman), Ltd.	3,485,000	1.73%		—	155,846	—	—
Univest Convertible Arbitrage Fund II Ltd (Norshield)	250,000	*		—	11,179	—	—
UBS AG F/B/O IPB Client	1,000,000	*		—	44,719	—	—
Value Line Convertible Fund, Inc.	150,000	*		—	6,707	—	—
Wachovia Bank National Association	1,300,000	*		—	58,135	—	—
Wachovia Capital Markets LLC	500,000	*		—	22,359	—	—
Xavex Convertible Arbitrage 2 Fund	290,000	*		—	12,968	—	—
Xavex Convertible Arbitrage 4 Fund	160,000	*		—	7,155	—	—
Xavex Convertible Arbitrage 5 Fund	1,000,000	*		—	44,719	—	—
Xavex Convertible Arbitrage 8 Fund	300,000	*		—	13,415	—	—
Xavex Convertible Arbitrage to Fund 10	480,000	*		—	21,465	—	—
Zazove Convertible Arbitrage Fund, L.P.	6,000,000	2.98%		—	268,315	—	—
Zazove Hedged Convertible Fund, L.P.	4,105,000	2.04%		—	183,572	—	—
Zazove Income Fund	1,700,000	*		—	76,022	—	—
Zurich Institutional Benchmarks Master Fund Ltd.	740,000	*		—	33,092	—	—
Zurich Institutional Benchmarks Master Fund Ltd. (c/o Zazove Associates, LLC)	2,100,000	1.04		—	93,910	—	—

Totals	201,250,000 (3)	100.00	%(3)	N.A. (4)	8,999,759 (3)	N.A.	N.A.

*	Less than 1%.

(1)	Figures in this column do not include the shares of common stock issuable upon conversion of the notes listed in the column to the right.

(2)	Assumes the sale of all the notes and all of the shares of common stock offered pursuant to this prospectus.

(3)	Amounts in these columns may exceed the aggregate amount of notes and shares of common stock offered by this prospectus as a result of the selling securityholders identified above having sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the preceding table is presented in transactions exempt from the registration requirements of the Securities Act and without informing us of such sale(s). In no event will the aggregate principal amount of notes offered by the this prospectus exceed $201,250,000, nor will the number of shares offered hereby exceed 8,999,759.

(4)	Assumes that all other holders of notes or future transferees do not beneficially own any shares of common stock other than the shares issuable upon conversion of the notes.

     The preceding table has been prepared based upon the information furnished to us as of October 13, 2004 by the selling securityholders named above.

     None of the selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.

     The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the preceding table is presented in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the notes or conversion shares that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or conversion shares pursuant to the offering contemplated by this prospectus. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

     We will not receive any proceeds from the sale of the notes and the underlying common stock offered by this prospectus. The selling securityholders and their successors, which include their transferees, distributees, pledgees or donees or their successors, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The sales may be effected in transactions in the following manner (which may involve block transactions or transactions in which the same broker acts as agent on both sides of the transaction, known as crosses):

•	on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

     Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying common stock and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

     From time to time, one or more of the selling securityholders may distribute, devise, gift, pledge, hypothecate or grant a security interest in some or all of the securities owned by them. Any such distributees, devisees or donees will be deemed to be selling securityholders. Any such pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders.

     The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the notes for trading on any national securities exchange or on the New York Stock Exchange. The initial purchasers of the notes have advised us that they are making and intend to continue making a market in the notes; however, they are not obligated to do so and may stop such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Therefore, we cannot guarantee that any trading market will develop for the notes. Even if a market does develop, the market may not be maintained.

     The notes and underlying common stock may be sold in some states only through registered or licensed brokers or dealers. The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are underwriters within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation including, but not limited to, Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions. To our knowledge, there are currently no plans, arrangements or understandings between the selling securityholders and any underwriter, broker, dealer or agent regarding the sale of the notes or the underlying common stock by the selling securityholder.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

     If required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by each other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than applicable transfer taxes and commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for AGCO by Troutman Sanders LLP, Atlanta, Georgia.

EXPERTS

     The consolidated financial statements and schedule of AGCO and its subsidiaries as of December 31, 2003 and 2002, and for each of the years in the two-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. Their audit report covering such consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets in the 2002 consolidated financial statements. Their audit report also refers to the audit of adjustments that were applied to the transitional disclosures required by Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, in the 2001 consolidated financial statements, the audit of adjustments that were applied to the reclassification of losses on debt extinguishments from an extraordinary item to continuing operations as required by the adoption of SFAS No. 145, Rescission of FASB Statements No. 4, 44 and

64, Amendment of FASB Statement No. 13, and Technical Corrections, in the 2001 consolidated financial statements, and the audit of adjustments that were applied to the revisions in the segment disclosure information in the 2001 consolidated financial statements.

     The consolidated financial statements and schedule of AGCO and its subsidiaries for the year ended December 31, 2001, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report with respect thereto, incorporated by reference herein in reliance upon authority of said firm as experts in accounting and auditing in giving said reports. Their audit report covering the 2001 consolidated financial statements refers to a change in the method of accounting for derivative instruments and hedging activities.

     AGCO has not obtained a reissued report from Andersen and has been unable to obtain, after reasonable efforts, Andersen’s written consent to incorporate by reference Andersen’s report on the 2001 financial statements. Under these circumstances, Rule 437a under the Securities Act of 1933 permits this prospectus to be filed without a written consent from Andersen. The absence of such written consent from Andersen may limit a securityholder’s ability to assert claims against Andersen under Section 11(a) of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Andersen or any omissions to state a material fact required to be stated in the financial statements.

     The combined financial statements of the Valtra Group as of June 30, 2002, December 31, 2002, and December 31, 2003 and for the year ended December 31, 2001 and the periods from January 1, 2002 to June 30, 2002 (Predecessor) and from July 1, 2002 to December 31, 2002 (Successor) and for the year ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG Wideri Oy Ab, independent auditors, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

     The following unaudited pro forma combined statement of operations is based on our historical financial statements, adjusted to give effect to the following:

•	our acquisition of Valtra;

•	the refinancing of our existing $350.0 million revolving credit facility with a new $300.0 million revolving credit facility and a new $450.0 million term loan facility, which occurred on January 5, 2004;

•	interim bridge financing of approximately $100.0 million, which occurred on January 5, 2004; and

•	the issuance of $201.3 million 1¾% convertible senior subordinated notes issued on December 23, 2003.

     The pro forma combined statement of operations data for the year ended December 31, 2003 gives effect to the above transactions as if the transactions occurred as of January 1, 2003 and has been presented with separate subtotals to show the effect of the Valtra acquisition and the borrowings under the bridge financing as well as the new revolving credit facility, term loan facility and convertible senior subordinated notes.

      The pro forma adjustments are described in the accompanying notes and are based on available information and assumptions that our management believes are reasonable. The pro forma statement of operations does not purport to represent our results of operations for any future period or as of any date. The pro forma statement of operations should be read in conjunction with our historical consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2003, and Valtra’s historical combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this document.

     The Valtra acquisition will be accounted for in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations,” and accordingly, we will allocate the purchase price to the assets acquired and liabilities assumed based on their respective fair values as of the closing of the acquisition which will be determined based on valuations and other studies that are currently in process. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying pro forma combined financial information based on estimates and preliminary results of valuations and studies performed to date as shown below. The actual allocation of the purchase price and the resulting effect on income from operations may differ materially from the pro forma amounts included herein.

      The preliminary purchase price allocation of the net assets acquired related to the acquisition are as follows (in millions):

Purchase price	$762.8
Assets acquired	(512.0)
Identified intangible assets	(156.9)
Liabilities assumed	264.7

Estimated goodwill	$358.6

      During 2002, Kone Corporation acquired Partek Corporation, which included Valtra. Under Finnish GAAP, Kone was not required to push down goodwill to the Valtra businesses acquired, nor was it required to record the fair values of intangible assets acquired. As part of the conversion to US GAAP, the combined financial statements of the Valtra Group were modified to reflect the new basis for accounting established for the acquired assets and liabilities based upon the fair values at August 1, 2002 in accordance with SFAS No. 141.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

Year ended December 31, 2003

			Pro Forma		Pro Forma
			Acquisition		Financing		Pro Forma
	AGCO	Valtra	Adjustments		Adjustments		Combined

	(in millions, except per share data)
Net sales	$3,495.3	$962.4	$(11.5	) (3)	$—		$4,446.2
Cost of goods sold	2,878.9	789.8	0.1	(1)	—		3,662.3
			(1.2	)(2)
			(11.5	)(3)
			4.3	(5)
			3.4	(7)
			(1.5	)(8)

Gross profit	616.4	172.6	(5.1)		—		783.9
Selling, general and administrative expenses	331.6	101.4	1.2	(2)	—		428.2
			(0.1	)(4)
			(4.3	)(5)
			(1.6	)(8)
Engineering expenses	71.4	19.6	(0.7	)(8)	—		90.3
Restricted stock compensation expense	0.6	—	—		—		0.6
Restructuring and other infrequent expenses	27.6	—	0.1	(4)	—		27.7
Amortization of intangibles	1.7	13.0	(0.1	)(9)	—		14.6

Income from operations	183.5	38.6	0.4		—		222.5
Interest expense, net	60.0	2.6	—		34.8	(11)	97.4
Other expense, net	25.2	1.7	(0.1	)(1)	—		26.8

Income before income taxes and equity in net earnings of affiliates	98.3	34.3	0.5		(34.8)		98.3
Income tax provision (benefit)	41.3	53.1	(38.6	)(6)	(12.2	) (12)	43.8
			0.2	(10)

Income (loss) before equity in net earnings of affiliates	57.0	(18.8)	38.9		(22.6)		54.5
Equity in net earnings of affiliates	17.4	0.1	—		—		17.5

Net income (loss)	$74.4	$(18.7)	$38.9		$(22.6)		$72.0

Net income per common share:
Basic	$0.99						$0.96

Diluted	$0.98						$0.95

Weighted average number of common and common equivalent shares outstanding:
Basic	75.2						75.2

Diluted	75.6						75.6

See Notes to Unaudited Pro Forma Combined Statement of Operations.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

(1)	To reclassify Valtra’s exchange gains and losses on purchases and sales from cost of goods sold to other expense, net to conform with our presentation.

(2)	To reclassify Valtra’s bad debt expense from cost of goods sold to selling, general and administrative expenses to conform with our presentation.

(3)	To eliminate sales and purchases between Valtra and AGCO during the year.

(4)	To reclassify restructuring expenses from selling, general and administrative expenses to restructuring and other infrequent expenses to conform with our presentation.

(5)	To reclassify shipping and handling costs from selling, general and administrative expenses to cost of goods sold to conform to our presentation.

(6)	To eliminate the reversal of a deferred tax asset associated with the sale of Valtra’s Brazilian operations internally within Kone Corporation.

(7)	To reflect the non-recurring charge resulting from the write-up of inventories to their estimated fair value.

(8)	To reflect the change in depreciation expense from adjusting certain property, plant and equipment to estimated fair market value.

(9)	To reflect the change in the amortization of certain identifiable intangible assets resulting from the preliminary purchase price allocation of the net assets acquired in the acquisition assuming the following estimated fair values (in millions) and amortization periods.

Technology and know-how	$46.7	3 to 7 years
Tradenames	1.0	10 years
Trademarks	36.9	indefinite
Dealer Network	56.2	10 years
Customer relationships	16.1	10 years

	$156.9

(10)	To reflect an income tax provision for the net pro forma acquisition adjustments.

(11)	To adjust interest expense in connection with the issuance of the 1¾% convertible senior subordinated notes, the bridge loan financing, and the new revolving credit and term loan facilities as follows (in millions):

Elimination of historical interest expense on the revolving credit facility at a weighted average borrowing rate of 4.4%	$(11.1)
Elimination of amortization of revolving credit facility deferred financing costs	(1.7)
Elimination of amortization of bridge loan deferred commitment fee financing costs	(2.0)
Interest resulting from new revolving credit facility at a weighted average borrowing rate of 3.5%	11.6
Interest resulting from new term loan facility at a weighted average borrowing rate of 3.8%	17.2
Interest resulting from 1¾% convertible senior subordinated notes	3.5
Interest resulting from bridge loan facility at a weighted average borrowing rate of 8.375%	8.4
Amortization of the estimated deferred financing costs associated with the term loan facility and the 1¾% convertible senior subordinated notes	2.6
Amortization of the estimated deferred financing costs associated with the bridge loan financing	4.1
Amortization of the estimated deferred financing costs associated with the new revolving credit facility. The pro forma adjustment excludes the write-off of unamortized debt issuance costs related to the existing revolving credit facility of approximately $0.5 million as of December 31, 2003, which was recorded upon the closing of the new revolving credit facility	2.2

$34.8

(12)	To reflect an income tax provision for the net pro forma adjustments related to the issuance of the 1¾% convertible senior subordinated notes, the bridge loan financing, and the new revolving credit and term loan facilities.

PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The estimated costs and expenses of AGCO in connection with the issuance and distribution of the securities being registered hereby are as follows:

SEC registration fee	$25,499.00
Trustees’ fees and expenses	$15,000.00
Printing and engraving costs	$18,000.00
Accounting fees and expenses	$10,000.00
Legal fees and expenses	$15,000.00

Total	$83,499.00

All of the above items are estimates except the SEC registration fee. All of such estimated expenses will be borne by AGCO.

Item 15. Indemnification of Directors and Officers

AGCO Corporation

     Section 145 of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The same Section also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Also, the Section states that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

     Under Article XI of AGCO’s Amended and Restated Bylaws, AGCO shall indemnify, defend and hold harmless against all liability, loss and expenses (including attorneys’ fees reasonably incurred), to the full extent and under the circumstances permitted by the Delaware General Corporation Law in effect from time to time, any past, present or future director or officer of AGCO or a designated officer of an operating division of AGCO, made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer of AGCO or designated officer of an operating division of AGCO, or is or was an employee or agent of AGCO acting as a director, officer, employee or agent of another company or other enterprise in which the corporation owns, directly or indirectly, an equity or other interest or of which it may be a creditor.

     If a person indemnified under Article XI must retain an attorney directly, AGCO may, in its discretion, pay the expenses (including attorneys’ fees) incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under Article XI or otherwise.

     This right of indemnification shall not be deemed exclusive of any other rights to which a person indemnified under Article XI may be entitled by Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director, officer, designated officer, employee or agent and shall inure to the benefit of the heirs, executors, administrators and other legal representatives of such person. It is not intended that the provisions of Article XI shall be applicable to, and they are not to be construed as granting indemnity with respect to, matters as to which indemnification would be in contravention of the laws of Delaware or of the United States of America whether as a matter of public policy or pursuant to statutory provision.

     The board of directors may also on behalf of AGCO grant indemnification to any individual other than a person indemnified under Article XI to such extent and in such manner as the board in its sole discretion may from time to time and at any time determine.

Item 16. Exhibits

     The following is a list of all exhibits filed as part of this registration statement on Form S-3, including those exhibits incorporated in this registration statement by reference.

Exhibit
Number	Description of Exhibits
4.1*	Form of Note

4.2*	Indenture dated December 23, 2003 between AGCO and SunTrust Bank

4.3*	Form of specimen certificate of common stock

5.1*	Opinion of Troutman Sanders LLP regarding the legality of the securities

8.1*	Tax Opinion

10.1*	Registration Rights Agreement dated December 23, 2003 between AGCO and Morgan Stanley & Co. Incorporated

10.2*	Purchase Agreement dated December 17, 2003 between AGCO, Morgan Stanley & Co. Incorporated and Rabo Securities USA, Inc.

12.1*	Computation of ratio of earnings to fixed charges

23.1	Consent of KPMG LLP

23.2	Notice Regarding Absence of Consent of Arthur Andersen LLP relating to the financial statements of AGCO Corporation

23.3	Consent of KPMG Wideri Oy Ab

23.4*	Consent of Troutman Sanders LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on the signature page to the registration statement)

25.1*	Form T-1 Statement of Eligibility and Qualification of Trustee

* Previously filed.

Item 17. Undertakings

     (a) Undertaking related to Rule 415 offering:

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, S-8 or F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Undertaking related to filings incorporating subsequent Securities Exchange Act of 1934 documents by reference:

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Undertaking related to acceleration of effectiveness:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duluth, State of Georgia, on the 15th day of October, 2004.

AGCO Corporation
By:	/s/ Martin Richenhagen
Martin Richenhagen
President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment has been signed below on October 15, 2004 by the following persons in the capacities indicated.

SIGNATURE	CAPACITY
/s/ Robert J. Ratliff Robert J. Ratliff	Chairman and Director
/s/ Martin Richenhagen Martin Richenhagen	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Andrew H. Beck Andrew H. Beck	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* W. Wayne Booker	Director
* Henry J. Claycamp	Director
* Wolfgang Deml	Director
* Gerald B. Johanneson	Director
* Anthony D. Loehnis	Director

SIGNATURE		CAPACITY
	* Curtis E. Moll	Director
	* David E. Momot	Director
	* Wolfgang Sauer	Director
	* Hendrikus Visser	Director
* By:	/s/ Andrew H. Beck Andrew H. Beck Attorney-in-Fact

Exhibit Index

Exhibit
Number	Description of Exhibits

23.1	Consent of KPMG LLP

23.2	Notice Regarding Absence of Consent of Arthur Andersen LLP relating to the financial statements of AGCO Corporation

23.3	Consent of KPMG Wideri Oy Ab